July 17, 2015

VIA EDGAR
Ms. Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Post-Effective Amendment No. 3 Form S-11
Filed July 7, 2015
File No.: 333-194280

Dear Ms. Gowetski:

We are submitting this letter in response to your verbal comments of July 16, 2015 related to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 filed by Griffin Capital Essential Asset REIT II, Inc. (the "Company") on July 7, 2015. In response to your comments, we hereby undertake to include in the next revision to the Company's prospectus (whether via a prospectus supplement or a revised prospectus) a table detailing the sources of the distributions paid by the Company, as well as a discussion of the relationship between the amount of distributions paid by the Company and the amount of the Company's cash flow provided by operations. We respectfully request that you please clear this comment.
If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com).

Very truly yours,

/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.